File No. 70-8641



                           UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


Application of Northeast     )
Utilities Service Company,   )
The Connecticut Light and    )
Power Company, Public        )
Service Company of New       )      CERTIFICATE PURSUANT TO
Hampshire, Holyoke Water     )      RULE 24 UNDER THE PUBLIC
Power Company and            )      UTILITY HOLDING COMPANY ACT
Western Massachusetts        )      OF 1935
Electric Company             )
on Form U-1                  )


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR. No. 26359; August 18,1995, File No. 70-8641)("Order").

     For the quarter ended December 31, 2000, the revenues and expenses for each activity to be reported pursuant to the Order are as follows.

                                            (Thousands
     ACTIVITY                               of Dollars)
     --------
     BROKERING:
        Revenues                               NONE

        Expenses                               NONE

     MARKETING:
        Revenues:                            $41,774
                                             =======
        Expenses:
          Purchased power                    $40,102
                                             =======




                                 SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                    /s/ John J. Roman
                                    ---------------------------------
                                        John J. Roman
                                        Vice President and Controller
                                        Northeast Utilities
                                        P.O. Box 270
                                        Hartford, CT 06141-0270
                                        February 27, 2001